UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 3, 2024

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Trading in Novo Nordisk shares by board members, executives and associated persons

Bagsværd, Denmark, 3 May 2024 — This company announcement discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have reported the transactions to Novo Nordisk and have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

Please find below a statement of such trading in shares issued by Novo Nordisk.

Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	Executive Vice President
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 900.05	178 shares

d)	Aggregated information
	• Aggregated volume	178 shares
	• Price	DKK 160,208.90
e)	Date of the transaction	2024-05-02
f)	Place of the transaction	AQUIS EXCHANGE EUROPE AUCTION ON DEMAND (AOD)

Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	Executive Vice President
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 900.74	10,128 shares

d)	Aggregated information
	• Aggregated volume	10,128 shares
	• Price	DKK 9,122,689.30
e)	Date of the transaction	2024-05-02
f)	Place of the transaction	AQUIS EXCHANGE EUROPE NON DISPLAY ORDER BOOK (NDOB)

Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	Executive Vice President
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 900.17	2,253 shares

d)	Aggregated information
	• Aggregated volume	2,253 shares
	• Price	DKK 2,028,089.70
e)	Date of the transaction	2024-05-02
f)	Place of the transaction	AQUIS EXCHANGE EUROPE

Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	Executive Vice President
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 900.10	18,153 shares

d)	Aggregated information
	• Aggregated volume	18,153 shares
	• Price	DKK 16,339,540.90
e)	Date of the transaction	2024-05-02
f)	Place of the transaction	CBOE EUROPE - DXE ORDER BOOKS (NL)

Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	Executive Vice President
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 900.14	2,800 shares

d)	Aggregated information
	• Aggregated volume	2,800 shares
	• Price	DKK 2,520,380.90
e)	Date of the transaction	2024-05-02
f)	Place of the transaction	TURQUOISE EUROPE

Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	Executive Vice President
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 900.00	10,437 shares

d)	Aggregated information
	• Aggregated volume	10,437 shares
	• Price	DKK 9,393,300.00
e)	Date of the transaction	2024-05-02
f)	Place of the transaction	UBS EUROPE SE

Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	Executive Vice President
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 912.15	11,051 shares

d)	Aggregated information
	• Aggregated volume	11,051 shares
	• Price	DKK 10,080,130.60
e)	Date of the transaction	2024-05-02
f)	Place of the transaction	NASDAQ COPENHAGEN A/S

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 36 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 3, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer